Exhibit 4.10

Summary Translation (from Hebrew)

Lease agreement dated December 9, 2004 by and between
Crow Electronic Engineering Ltd. (Orev) and E.A. Barzili Investments and
Assets Ltd. (Lessor)

1.	The lease agreement provides for the lease by Orev of a two storey building in Airport City, Israel, consisting of first floor in the area of 1,787 sqm and second floor in the area of 1,740 sqm, including office space of 1,240 sqm and patio of 500 sqm (in addition there is also an intermediate floor in the area of approximately 600 sqm and basement in the area of approximately 1,700 sqm which are conditional upon receiving various building permits and approvals).

2.	The agreement is for an initial term of seven years commencing as of April 1, 2005 and end on March 31, 2012 with an option to Orev to extend the term of the lease by two further periods of five years each.

3.	The monthly rental fees owed by Orev for the lease of the premises during the first five years is the sum of $28,400, plus VAT (and if a permit to the basement is granted, including an additional sum of $1,500) (the “Monthly Basic Rental Fees”). The Monthly Basic Rental Fees shall be increased during the sixth and seventh years in up to 5%. During the eighth, ninth and tenth years, the Monthly Basic Rental Fees shall increase in up to 7.5%, during the eleventh and twelfth years, the Monthly Basic Rental Fees shall be increased in up to 10%. The monthly rental fees for the second option period shall be determined mutually by the parties no later than 120 days prior to the expiration of the first option period and in the event of a disagreement between the parties, a jointly appointed assessor shall determine the monthly rental fees and his determination shall be final and binding without derogating from the entitlement of Orev whether to exercise its option.

4. The monthly rental fees shall be paid by Orev during the first two years on a semi-annual basis and as of the third year, on a quarterly basis.

5.	In addition, Orev shall pay management fees to an independent management company, in respect of maintaining the Airport City industrial area site calculated at the rate of NIS 4.5 per sqm leased by Orev per month.

6.	Orev shall pay an advance on the monthly rental fees in the sum of $85,200 representing three monthly rental fees and shall provide the Lessor with a bank guarantee in the sum representing three monthly rental fees (which shall be replaced at the end of the third year of leasing, by a new bank guarantee equal to six monthly rental fees).

7.	The new premises shall be refurbished according to plans and specifications attached as exhibits A and B to the lease agreement. It is agreed that the monthly rental fees are based on a budget of US$1,250,000 to be expended by the Lessor for the refurbishment of the premises. In addition, Orev shall pay, upon signature of the lease agreement the sum of US$30,000 as its participation part in the refurbishment of the premises.The Lessor shall be solely responsible for the refurbishment.

8.	The lease agreement may not be assigned by Orev to any third party, except to any of its affiliates, without the prior written consent of the Lessor, which shall not be unreasonably withheld.

9.	The agreement is conditioned upon approval of the board of directors of Orev and the signature by the Lessor, within ten days after the consent of the board as mentioned above, on a purchase agreement for the purchase of building rights for the intermediate floor from a third party, in the area of 600 sqm.

10.	The agreement may be terminated by Orev, among other things, if a building permit for the basement and the intermediate floor is not obtained within the time stipulated in the agreement.